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MARKET AND INDUSTRY DATA:

22. We compete with all insurance and investment companies doing business in the United States. There are about 2000 insurance companies and 8000 mutual funds. Competition is stiff. Our primary competition comes from the following organizations or groups in this priority:

          INSURANCE                          INVESTMENT
          ---------                          ----------
          USAA                               All "No-Load" Funds
          All Military Group Term Co.'s      American Century Funds
          All major life insurers            Janus Funds
          All other life insurers            All other funds

     Additional competition comes from financial magazines, advisory letters, and the Internet.

23. The only major study conducted was a Harris poll in March 1997 on the effects of a program on military clients. The study and our marketing flyers about this study are included in the information provided.

24. Several magazines are provided which discuss the nature of both the investment and insurance industries. Any national newspaper or magazine will contain similar information concerning the state of these industries.

25. We are regulated by all federal and state regulations pertaining to the banking, investment, and insurance industries, plus the Department of Defense rules and guidelines for solicitation to military personnel.

26. Our business is not seasonal in the usual sense. Fall, Winter, Summer or Spring are all good business periods. Our business is affected by two major events. The first is deployment of troops from any particular base to another part of the world. This splits families and makes our job of developing financial programs impossible until the family is reunited. The second event is the military move or PCS, permanent change of station. Every military family moves from one base to another about every three to four years. During this move process, the families are too involved in the challenges of the move to think about starting or revising a financial program. While most of these moves occur during the April to October time frame, they can and do occur at any time. Because not everyone moves every year, there is generally adequate business available during the moving period.